UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IsoRay, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46489V104
(CUSIP Number)

Stephen R. Boatwright, Esq.
Keller Rohrback, PLC
3101 North Central Ave., Suite 900
Phoenix, AZ 85012
(602) 248-0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

August 23, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box. €

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46489V104	13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Lawrence Family Trust – 77--6200629
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,590
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 200,590
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 46489V104	13D	Page 3 of 3 Pages

Item 5. Interest in Securities of the Issuer.

(a)    As of the date of the filing of this statement, the Lawrence Family Trust beneficially owns 200,590 shares of Common Stock, representing 1.5% of the shares of Common Stock reported to be outstanding in the Issuer’s Registration Statement on Form SB-2/A filed on June 6, 2006.

(b)    The Lawrence Family Trust has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by it.

(c)    Except as disclosed in this Schedule 13D/A, The Lawrence Family Trust has not effected any transaction in the Common Stock during the past 60 days. On August 11, 2006, the Lawrence Family Trust requested the 888,529 shares of common stock previously owned be distributed as follows:

Fred & Linda Bates TTEES the Bates Rev Trust	223,674 shares
The William Wesley Thompson & Karen Louise Thompson Rev Trust	223,675 shares
Donna Marie Renner	10,000 shares
Elizabeth A Roberts TTEE Elizabeth Roberts Trust	210,590 shares
The Lawrence Family Trust	200,590 shares

(d)    Not applicable.

(e)    August 23, 2006

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material To Be Filed As Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2006
Lawrence Family Trust

By:  /s/ Karen Thompson, First Trustee

Karen Thompson, First Trustee